

December 13, 2011

Via E-mail
Mr. Eugene Malobrodsky
Chief Executive Officer
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale, CA 94085

Re: **Intelligent Buying, Inc.**
Form 10-K for the Year Ended December 31, 2010
Filed March 29, 2011
File No. 1-34861

Dear Mr. Malobrodsky:

We issued a comment to you on the above captioned filing on **October 26, 2011**. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to contact us by **December 28, 2011** to provide a substantive response to the comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by **December 28, 2011,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Yong Kim, Staff Accountant at 202-551-3323 or me at 202-551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief